T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

September 24, 2008	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

Congress Property, B.C. Drilling Summary Report Released
Including 3 M Wide Intercept Grading 0.395 Ounces per Ton

Levon Resources Ltd. announces the summary report of 2007 drill results has been completed and is posted on the Levon website:

http://www.levon.com/i/pdf/2007DrillResultsChevillonFINAL.pdf.

The drill holes tested part of the newly recognized Gun Creek dacite stock mapped in a northern part of the property for bulk tonnage gold deposits. Three angle core holes (1,048m total) confirm the presence of Au beneath gold showings prospected at the surface, which are associated with veins and veined zones. Such vein zones have been explored and mined at the Congress and Howard mines in the past. The holes confirm that the surface stockwork vein mineralized zones discovered by prospecting dacite porphyry dikes and sills, narrow down dip and along strike in the vicinity of the holes.

Industry standard core sampling procedures and quality control measures were applied to the core and the core samples. The samples were boxed and shipped via UPS to Acme Analytical Laboratory Ltd. in Vancouver for analysis. Acme Labs completed the 42 element mass spectrometry ICP analysis and Au on all the samples, any samples which returned >1ppm Au were fire assayed from a 30 gram pulp with a gravimetric finish.

The highest quality gold intercept cut in the holes is associated with veined zones 3 m wide grading 0.395 ounces per ton Au, (from 41 to 44 m hole depths). This intercept is associated with vein quartz and disseminated Pyrite, Arseno Pyrite, Stibnite, Serecite, Carbonate altered Greenstone pillow basalt of the metamorphosed host rock sequence.

High grade vein potential and stockwork, bulk tonnage gold potential remain to be tested in the vicinity of the best intercept, and within the Gun Creek stock and its contact zone to the east of the 2007 drill holes.

Levon is a Junior Gold Exploration Company with key land positions at Congress, BRX and Wayside in the productive Bralorne Gold camp of British Columbia, Canada and the Norma Sass and Ruf claims near the Pipeline gold deposit being mined (and explored) by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada.

This news release prepared by Vic Chevillon, M.Sc, C.P.G. and Director, who is a Qualified Person as defined by NI 43-101.

ON BEHALF OF THE BOARD
“Ron Tremblay”
Ron Tremblay, President

This press release contains “forward looking statements”. Forward looking statements express as at the time of this press release, the Company’s expectations or beliefs as to future events and results. Forward looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements are accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Levon Resources. Ltd
RonTremblay
President
(604) 682-3701
(604) 682-3600 (Fax)

Website: www.levon.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy of this release.